FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: August 6, 2013

Information furnished on this form:

EXHIBITS

1.	KYOCERA Concludes Agreement to Acquire 100% of Shares in NEC Toppan Circuit Solutions

August 6, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

KYOCERA Concludes Agreement to Acquire 100% of Shares in NEC Toppan Circuit Solutions

KYOTO, Japan — August 6, 2013 — Kyocera Corporation (NYSE: KYO) (TOKYO: 6971) today concluded a share transfer agreement with Toppan Printing Co., Ltd. and NEC Corporation to acquire all shares of the printed circuit board (PCB) manufacturing company NEC Toppan Circuit Solutions, Inc. (herein “TNCSi”) in order to further strengthen and expand the Kyocera Group’s organic substrate business. Details of the agreement are listed below.

1. Content:	Share transfer agreement concerning NEC TOPPAN CIRCUIT SOLUTIONS, INC.

2. Involved parties:	KYOCERA Corporation; TOPPAN PRINTING CO., LTD.; NEC Corporation

3. Date of agreement:	August 6, 2013

4. Target company:	Company name: NEC TOPPAN CIRCUIT SOLUTIONS, INC.

Shareholders: TOPPAN PRINTING CO., LTD. (55%); NEC Corporation (45%)

Operations: High-density multilayer PCBs for industrial applications, build-up

PCBs for consumer applications, module PCBs

5. Transaction schedule:	October 1, 2013: - All shares of TNCSi to be transferred to KYOCERA Corporation - TNCSi to become wholly owned subsidiary of KYOCERA Corporation

6. Motive and intent:

The market for PCBs is forecast to continue expanding steadily on the back of growing demand for telecommunications infrastructure equipment, and digital consumer electronics — centered on smartphones and mobile computing tablets.

The Kyocera Group has been expanding its business in the PCB market focusing on organic packages sold by its wholly owned subsidiary, Kyocera SLC Technologies (herein “KST”), which boasts one of the highest shares in the industry for FC-BGAs*1 used in high-end ASIC applications. KST also plans to expand its business territory through the recent full-fledged launch of smaller, lower profile FC-CSPs*2 for the high-growth smartphone and mobile computing tablet sectors.

Alternatively, TNCSi has focused its business in the PCB market on the motherboard field, by widely expanding its business territory by developing, manufacturing and selling extremely low profile and multilayer boards used in products ranging from high-end telecommunications infrastructure equipment, module PCBs used in smartphones, and PCBs for in-vehicle applications. By utilizing the company’s broad range of high-density PCBs and its high level of technology for low profile substrates, TNCSi has recently been developing some of the world’s lowest profile component-embedded PCBs which are expected to contribute to the further downsizing of smartphones and other electronics.

Through the acquisition of TNCSi, Kyocera will be able to further develop its business offerings and contribute to overall business expansion. The synergies created through combining the two companies’ technologies will allow for the development of new products to meet customers’ needs. With the Kyocera Group’s global sales network and TNCSi’s stable customer base, Kyocera will utilize both companies’ management resources to the fullest and aim to further expand its organic substrate business in the future.

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Reference:

Trade name:	NEC TOPPAN CIRCUIT SOLUTIONS, INC.

Established:	October 1, 2002

Headquarters:	19-26 Shibaura 3-chome, Minato-ku, Tokyo, Japan

Representative:	President: Keiji Miyajima

Operations:	Development, design, manufacture and sales of printed circuit boards

Capital:	1 billion yen

Controlling share:	TOPPAN PRINTING CO., LTD.: 55%; NEC Corporation: 45%

Employees:	Non-consolidated: 769; consolidated: 1,133 (as of July 31, 2013)

Main facilities:	Manufacturing plants: 2 in Japan (Niigata; Toyama); 1 in Philippines Sales offices: 4 in Japan (2 in Tokyo, Nagoya, Osaka); 2 in U.S.A. (San Diego, San Jose)

*1	FC-BGA (flip-chip ball grid array) packaging substrates for high-end ASICs are organic substrates for specific applications, such as host servers and network equipment in banks or brokerage houses for which high speed data processing and high reliability are required.
*2	FC-CSP (flip-chip chip scale packaging) substrates are organic packaging substrates applied as core components in application processors or baseband processors for smartphones and mobile computing tablets.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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